United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

FREE TRANSLATION FROM THE PORTUGUESE MINUTES OF THE VALE S.A. ANNUAL AND SPECIAL SHAREHOLDERS’ MEETINGS HELD COMBINED ON APRIL 30, 2026. PUBLICLY-HELD COMPANY CNPJ: 33.592.510/0001-54 NIRE (Company Registration) 33.300.019.766 01 - PLACE, DATE AND TIME: Pursuant to item I, Paragraph 2 of Article 5 of CVM Resolution No. 81/2022 and subsequent amendments (“Resolution 81”), the Annual and Special General Meetings (“Meetings”) were held combined and digitally, via Zoom, on April 30, 2026, at 10:00 a.m., and are deemed to have been held at the Vale S.A. (“Vale” or “Company”) headquarters. 02 - CHAIR AND SECRETARY: Chair: Mr. Luiz Antonio de Sampaio Campos, indicated in accordance with Art. 9, §1 of the Bylaws. Secretary: Ms. Maria Isabel dos Santos Vieira. 03 - ATTENDANCE AND QUORUM: The Annual Shareholders’ Meeting was attended by shareholders representing 82,12% of the Company’s share capital, and the Special Shareholders’ Meeting by shareholders representing 82,04% of the Company’s share capital, according to (i) the consolidated analytical map that synthesizes the votes from the voting maps prepared by the bookkeeping agent, by the central depositary and by the Company itself, pursuant to Article 48, item II, of Resolution 81, including shareholders who exercised their right to participate and vote remotely, and (ii) the list of shareholders participating via the digital platform; thus sufficient quorum was confirmed for the installation of the Meetings. Also present were Messrs. Marcelo Feriozzi Bacci, Vale’s Executive Vice President of Finance and Investor Relations, Leandro Mauro Ardito, representative of PricewaterhouseCoopers Auditores Independentes (“PwC”), in accordance with §1 of Article 134 of Law no. 6.404/76 , Raphael Manhães Martins, Chairman of the Fiscal Council, in accordance with Article 164 of Law no. 6.404/76, Heloísa Belotti Bedicks, Coordinator of the Audit and Risk Committee, Rubens Lopes e Augusto Navarro, representatives of Macso Legate Auditores Independentes, the specialist company that carried out the valuation Baovale Mineração S.A. e CDA Logística S.A., and Bruno Soares, representative of EY Auditores Independentes (“EY”), hired by the Company to issue a limited assurance report on the procedures for receiving, recording and counting the votes received by the Company Continued Minutes of the Vale S.A. Annual and Special Shareholders’ Meetings, held combined on April 30, 2026. 2 for the election of the members of the Fiscal Council and ratification of the appointment of a member of the Board of Directors. 04 – DIGITAL PLATFORM REQUIREMENTS: The platform meets the requirements of Art. 28, §1 of Resolution 81. Prior to the Meetings, the Chair informed the Shareholders of all the necessary procedures for exercising their rights to participate, voice their opinions and vote via the digital platform during the Meetings. Shareholders who participated via digital plataform authorized the Company in advance to use any information contained in the recording of the Meetings for all legal purposes. 05 – CALL: The Meetings were regularly called through publication of the Call Notice on March 13, 16 and 17, 2026 in the Valor Econômico (Rio de Janeiro), pages E6, E4 and E8, respectively, as well as simultaneous publication on its website, with the following Agenda: 1. Annual Shareholders’ Meeting 1.1 Appreciation of the management report and accounts and examination, discussion and voting on the financial statements for the fiscal year ending December 31, 2025; 1.2 Proposal for the allocation of the result for fiscal year 2025; 1.3 Setting the global annual remuneration for directors and members of the Fiscal Council for the year 2026; and 1.4 Election of the Fiscal Council members. 2. Special Shareholders’ Meeting 2.1 Ratification of the appointment of Mr. Marcio Antônio Chiumento as a full member of the Board of Directors resolved pursuant to §9 of Article 11 of the Bylaws; 2.2 To approve the Protocols and Justifications for the Merger of Baovale Mineração S.A. (“Baovale”) and CDA Logística S.A. (“CDA”), wholly-owned subsidiaries of Vale; 2.3 Ratification of the appointment of Macso Legaste Auditores Independentes (“Macso”), the specialized company hired to carry out the valuation of Baovale and CDA; 2.4 To approve the Valuation Reports prepared by Macso; 2.5 To approve the mergers of Baovale and CDA into Vale, with no capital increase or the issue of new shares. 2.6 To approve the amendment of the main section of Article 5 of the Bylaws to reflect the new numbers of shares in the share capital (4,439,159,764) and of common shares Continued Minutes of the Vale S.A. Annual and Special Shareholders’ Meetings, held combined on April 30, 2026. 3 (4,439,159,752), due to the cancellation of 99,847,816 common shares issued by Vale; and 2.7 To approve the Company’s share capital increase, without the issue of shares, in the total amount of R$500,000,000.00, raising the share capital to R$77,800,000,000.00, through capitalization of a portion of the Income Tax Incentive Reserve, implemented in the areas of the Amazon Development Superintendence – SUDAM, and the consequent amendment to the main section of Article 5 of the Vale Bylaws. All the documents required by Law 6,404/76 and the rules of the Securities and Exchange Commission of Brazil (“CVM”) applicable to the matters on the Agenda were made available to the Company’s shareholders on the Company’s investor relations website and through the CVM’s IPE System upon publication of the Call Notice. 6 - READING OF DOCUMENTS: In compliance with the provisions of Article 46-C, Sole Paragraph, of Resolution 81, at the start of the Meetings, the consolidated synthetic voting map was projected, which unifies the synthetic maps of the central depositary, the bookkeeping agent and the votes sent directly to the Company so as to inform the Shareholders of the results of each resolution. Subsequently, for the sake of transparency and with the authorization of the representative of the depositary institution of the American Depositary Receipts representing Company-issued shares (“ADRs”), the Chair also projected a map consolidating both the votes cast via remote voting ballots and the total votes sent to the Company by the depositary institution of the ADRs. The following documents relating to the matters to be addressed at the Assembly were made available: (i) publications of the Call Notice; (ii) Management Report and Financial Statements for the fiscal year ended December 31, 2025, including the Consolidated Financial Statements, the PwC External Audit Report, published in summary form in the Valor Econômico (Rio de Janeiro), pages E3 to E6, on March 03, 2026; (iii) Proposal for the Allocation of Result, pursuant to Annex A of Resolution 81; (iv) Management Proposal and Participation Manual published on March 12, 2026, republished on March 17, March 19 and March 27, 2026, the contents of which included: (iv.a) information about the candidates for members of the Fiscal Council and the member of the Board of Directors, pursuant to items 7.3 to 7.6 of the Reference Form; (iv.b) the Management Comments on Vale’s financial position, pursuant to item 2 of the Reference Form; (iv.c) the Management Remuneration, pursuant to item 8 of the Reference Form; (iv.d) the Protocols and Justifications for the Mergers of Baovale and CDA into Vale; the Proposal for the provision of services by Macso for the preparation of the Baovale and CDA Valuation Reports; the Baovale and CDA Net Book Value Valuation Reports; the Information on the operations, pursuant to Annex I of Resolution 81; and Information about the appraisers, pursuant to Annex L of Resolution 81; and (iv.e) the draft Bylaws with the amendments under review and the table detailing the Continued Minutes of the Vale S.A. Annual and Special Shareholders’ Meetings, held combined on April 30, 2026. 4 origin and justification of the proposed amendments, as provided for in Art. 12, I and II of Resolution 81, as well as information on the capital increase pursuant to Annex C of said Resolution; (v) Opinions of the Audit and Risks Committee, the Supervisory Board and the Board of Directors on the Management Report and the Financial Statements for the year ended 12.31.2025; (vi) Opinions of the Board of Directors and the Fiscal Council on the proposed allocation of the result; (vii) Summarized Minutes of the Board of Directors’ Meetings and Opinions of the Fiscal Council that address the proposed mergers of Baovale and CDA, the proposed increase in share capital and the cancellation of common shares; and (viii) Summarized Minutes of the Board of Directors’ Meeting that approved the appointment of the member of the Board of Directors Marcio Antônio Chiumento, pursuant to the Bylaws. Therefore, the reading of these already public documents was waived by unanimous decision of the shareholders present. 07 – RESOLUTIONS: 7.1 Based on favorable opinions reported by Vale’s Board of Directors, Fiscal Council and Audit and Risk Committee, to approve, by majority vote, without amendments or reservations, the Management Report and the Financial Statements, as well as the Report from External Auditors PwC Auditores Independentes, for the fiscal year ended December 31, 2025. There were 2,311,614,602 votes in favor, 32,915,062 votes against, and 1,156,244,954 abstentions (including the abstention of the Federal Government and those legally barred from voting) were counted. 7.2 To approve, by majority vote, the allocation of the result for the year ending December 31, 2025, with favorable opinions reported by the Board of Directors and the Fiscal Council, pursuant to Annex A of Resolution 81, found in the the Management Proposal and Participation Manual. There were 2,972,518,669 votes in favor, 1,319,059 votes against, and 526,936,890 abstentions (including the abstention of the Federal Government). 7.3 To approve, by majority vote, setting the overall annual remuneration for the Vale directors, members of Advisory Committees and of the Fiscal Council, for the fiscal year 2026, at up to R$177.335.639,00, without charges, in the terms described in the Management Proposal and Participation Manual for these Meetings, to be individualized by the Vale Board of Directors, as well as determination of the monthly remuneration of each Fiscal Council member in office to the amount corresponding to a minimum of 10% (ten percent) of the fixed remuneration that, on average, is attributed monthly to each member of the Continued Minutes of the Vale S.A. Annual and Special Shareholders’ Meetings, held combined on April 30, 2026. 5 Executive Committee, excluding benefits, representation fees and shares in the profits. In addition to the remuneration set forth herein, the Fiscal Council members in office shall be entitled to reimbursement of travel and accommodation expenses necessary to perform their duties, it being understood that alternate members will only be compensated in the cases when they effectively exercise the position of full member by virtue of vacancy, impediment, or absence of the respective full member. There were 2,878,501,926 votes in favor, 11,738,645 votes against, and 610,534,047 abstentions (including the abstention of the Federal Government). 7.4 To elect the following 5 (five) full members and equal number of respective alternates to compose the Company’s Fiscal Council, with a term of office lasting until the Annual Shareholders’ Meeting to be held in 2027. 7.4.1 In a separate election, by the sole holder Company-issued Golden Shares, pursuant to the provisions of Article 5, Paragraph 4 of the Bylaws, Mr. DARIO CARNEVALLI DURIGAN, Brazilian, married, lawyer, bearer of identity card SSP/SP No. 29.186.576-8, CPF/MF No. 330.672.408-47, with business address at Esplanada dos Ministérios, Bloco P, Ed. Sede, 4th floor, Brasília/DF; and Mr. ROGÉRIO CERON DE OLIVEIRA, Brazilian, married, bachelor in economic sciences, bearer of identity card SSP/SP No. 33.064.532-8, CPF/MF No. 291.717.208-80, with address at Esplanada dos Ministérios, Bloco P, Ed. Sede, 2nd floor, Brasília/DF, as full and alternate members, respectively. 7.4.2 In a straight single-vote, majority election, in which the Federal Union does not participate, the following re-elections were confirmed: (i) Mr. MÁRCIO DE SOUZA, Brazilian, married, banker, bearer of identity card no. 05,981,297 issued by SSP/RJ, CPF number 844.274.347-20, with business address at Praia de Botafogo 501, 4th floor, in the City of Rio de Janeiro/RJ; and Ms. ALESSANDRA ELOY GADELHA, Brazilian, married, chemical engineer, bearer of identity card IFP/RJ no. 06.066.958-7, CPF/MF no. 021.092.597-36, with business address at Rua Vieira Souto nº 572, apto. 203, in the city of Rio de Janeiro/RJ, as full and alternate members, respectively. There were 2,472,632,827 votes in favor, 422,724,864 votes against, and 605,416,927 abstentions. (ii) Mr. ARISTÓTELES NOGUEIRA FILHO, Brazilian, single, engineer, bearer of identity card No. 03496558004 issued by Detran/SP, CPF/MF No. 109.345.067-36, resident and domiciled at Rua Anunze 209, in the city of São Paulo/SP; and Ms. LEDA MARIA DEIRO HAHN, Brazilian, married, consultant, bearer of identity card Continued Minutes of the Vale S.A. Annual and Special Shareholders’ Meetings, held combined on April 30, 2026. 6 no. 3.578.754/IFP issued by IFP/RJ, CPF/MF no. 664.501.287-04, resident and domiciled at Rua Engenheiro Cortes Sigaud 11, Block 02, apt. 502, in the city of Rio de Janeiro/RJ, as full and alternate members, respectively. There were 2,339,258,600 votes in favor, 1,663,962 votes against, and 1,159,852,056 abstentions. (iii) Mr. RAPHAEL MANHÃES MARTINS, Brazilian, married, lawyer, bearer of identity card no. 147187 issued by OAB/RJ, CPF number 096.952.607-56, with business address at Praça Mahatma Gandhi 2, grupo 708, in the city of Rio de Janeiro/RJ; and Ms. JANDARACI FERREIRA DE ARAUJO, Brazilian, single, business administrator, bearer of identity card no. 39,242,458-7 issued by SSP/SP, CPF/MF no. 730.397.645-00, resident and domiciled at Avenida da Invernada 432, apt. 93, in the City of São Paulo/SP, as full and alternate members, respectively. There were 2,305,889,493 votes in favor, 6,671,841 votes against, and 1,188,213,284 abstentions. (iv) Ms. ADRIANA DE ANDRADE SOLÉ, Brazilian, widow, electrical engineer, bearer of identity card No. 777.552, issued by the Civil Police of MG, CPF/MF No. 378.627.316-20, with residential address at Rua São Domingos do Prata 510, apt. 710, in the city of Belo Horizonte/MG; and Mr. PEDRO ZANNONI, Brazilian, married, businessman, bearer of RNE identity card No. V055323-6, CPF/MF No. 162.570.758-40, with residential address at Rua Dr. Seráfico de Assis Carvalho 103, apt. 41, in the city of São Paulo/SP, as full and alternate members, respectively. There were 2,309,106,244 votes in favor, 3,232,319 votes against, and 1,188,436,055 abstentions. The Chair acknowledged that the election of the members of the Fiscal Council was monitored by EY Auditores Independentes, who were responsible for preparing a limited assurance report on the procedures for receiving, recording and counting the votes received. All the members of the Fiscal Council hereby elected have previously declared that they are not obstructed from holding the position of Fiscal Council member, pursuant to Article 162 and Article 147 of Law No. 6,404/76, with it being understood that their investiture is subject to the signature of the respective instruments of investiture and other legally required documents. 7.5 To approve, by majority vote, the ratification of the appointment of Mr. MÁRCIO ANTÔNIO CHIUMENTO, Brazilian, married, banker, bearer of identity card SESP/PR no. Continued Minutes of the Vale S.A. Annual and Special Shareholders’ Meetings, held combined on April 30, 2026. 7 7265085-9, CPF/MF no. 023.095.919-98, with business address at Praia de Botafogo 501, 3rd and 4th floors, in the City of Rio de Janeiro/RJ, as a full member of the Vale Board of Directors. The Board Member, who will serve a term in office until the Annual Shareholders’ Meeting to be held in 2027, has declared that, pursuant to the terms of Art. 147 of Law No. 6.404/76, he is completely free to carry out his duties, with it being understood that his investiture is subject to the signature of the instrument of investiture and other legally required documents. There were 2,511,621,400 votes in favor, 46,753,694 votes against, and 938,931,166 abstentions (including the abstention of the Federal Government). The Chair acknowledged that the election of a member of the Board of Directors was supervised by EY Auditores Independentes, who were responsible for preparing a limited assurance report on the procedures for receiving, recording and counting the votes received. 7.6 To approve, by majority vote, pursuant to articles 224 and 225 of Law No. 6,404/76, the Protocols and Justifications for the Mergers of Baovale Mineração S.A. (“Baovale”) and CDA Logística S.A. (“CDA”), wholly-owned subsidiaries of Vale. There were 2,969,719,561 votes in favor, 623,790 votes against, and 526,962,909 abstentions (including the abstention of the Federal Government). 7.7 To approve, by majority vote, the ratification of the appointment of Macso, the specialized company established at Rua Bela Cintra 1.200, 2nd floor, in the City of São Paulo/SP, registered with the CNPJ/MF under no. 23.037.018/0001-63 and registered with the São Paulo Regional Accounting Council (CRC-SP) under no. 2SP033482/O-3, hired to carry out the valuation of Baovale’s and CDA’s net worth. There were 2,969,746,891 votes in favor, 584,401 votes against, and 526,974,968 abstentions (including the abstention of the Federal Government). 7.8 To approve, by majority vote, the Valuation Reports prepared by Macso. There were 2,969,493,759 votes in favor, 640,342 votes against, and 527,172,159 abstentions (including the abstention of the Federal Government). 7.9 To approve, by majority vote the mergers of Baovale and CDA into Vale, with no capital increase or the issue of new shares, and with the consequent extinction of Baovale and CDA and the universal succession of these companies to Vale, including all assets, rights and obligations of a legal or conventional nature, in accordance with current legislation. Continued Minutes of the Vale S.A. Annual and Special Shareholders’ Meetings, held combined on April 30, 2026. 8 There were 2,969,905,536 votes in favor, 608,109 votes against, and 526,792,615 abstentions (including the abstention of the Federal Government). 7.10 To approve, by majority vote, the amendment of the main section of Article 5 of the Bylaws to reflect the new numbers of shares in the share capital (4,439,159,764) and of common shares (4,439,159,752), due to the cancellation of 99,847,816 common shares issued by Vale. There were 2,970,282,960 votes in favor, 728,821 votes against, and 526,294,479 abstentions (including the abstention of the Federal Government). 7.11 To approve, by majority vote, the Company’s share capital increase, without the issue of shares, in the total amount of R$500,000,000.00, raising the share capital to R$77,800,000,000.00, through capitalization of a portion of the Income Tax Incentive Reserve, implemented in the areas of the Amazon Development Superintendence – SUDAM, and the consequent amendment to the main section of Article 5 of the Vale Bylaws. As set out in the Management Proposal and Participation Manual, of the total amount of the capital increase approved above, R$466,203,751.55 (four hundred and sixty-six million, two hundred and three thousand, seven hundred and fifty-one reais and fifty-five cents) corresponds to the total amount of the reinvestment tax incentives already approved by SUDAM for the financial years 2011 to 2017, and, for the rounding purposes, the remaining R$33,796,248.45 (thirty-three million, seven hundred and ninety-six thousand, two hundred and forty-eight reais and forty-five cents) corresponds to the portion of the tax incentive that is the 75% IRPJ tax reduction for 2014. Accordingly, the main section of Art. 5 shall come into force with the following wording which reflects both the capital increase and the adjustment in the numbers of shares in the share capital and of common shares, as resolved in item 7.10 above: "Art. 5 - Vale's share capital is R$77,800,000,000.00 (seventy-seven billion, eight hundred million reais), fully paid up and subscribed, split into 4.439,159,764 (four billion, four hundred and thirty-nine million, one hundred and fifty-nine thousand, seven hundred and sixty-four) book-entry shares, of which R$77,799,999.789.69 (seventy-seven billion, seven hundred and ninety-nine million, nine hundred and ninety-nine thousand, seven hundred and eighty-nine reais and sixty-nine cents), split into 4,439,159.752 (four billion, four hundred and thirty-nine million, one hundred and fifty-nine thousand, seven hundred and fifty-two) common shares, and R$210.31 (two hundred and ten reais and thirty-one cents), split into 12 (twelve) Golden Shares, all without par value. “ Continued Minutes of the Vale S.A. Annual and Special Shareholders’ Meetings, held combined on April 30, 2026. 9 There were 2,968,912,706 votes in favor, 1,368,696 votes against, and 527,024,858 abstentions (including the abstention of the Federal Government). 08 – TRANSCRIPTION AND PUBLICATION OF THE MINUTES: The Shareholders who participated via digital plataform and through a valid Remote Voting Ballot are considered to have signed these minutes and the Shareholder Attendance Book, and their registration in the minutes was made by the Chair and Secretary of the Meeting, all pursuant to Article 47, §1 and §2 of Resolution 81. Under the terms of Article 9, §2 of the Bylaws, these minutes are drawn up as a summary of the resolutions made and will be published excluding the signatures of the participating Shareholders. 09 - CLOSING: With no further matters to discuss, the Chair drew the meeting to a close for the minutes to be drafted, which were duly signed by the Meeting Chair and Secretary, pursuant to Article 47, §1 and §2 of Resolution 81. Rio de Janeiro, 30 April 2026. Maria Isabel dos Santos Vieira Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 30, 2026		Director of Investor Relations